Exhibit 99.1

TEN, Ltd. 367 Syngrou Avenue, 175 64 P. Faliro, Hellas Tel: 30210 94 07 710-3, Fax: 30210 94 07 716, e-mail: ten@tenn.gr Website: http://www.tenn.gr Press Release May 21, 2026

TEN, LTD. REPORTS PROFITS FOR FIRST QUARTER 2026 AND DECLARES

SECOND SEMI-ANNUAL COMMON SHARE DIVIDEND OF $1.00

160% increase from Q1 2025 – Net income at $89 million ($2.72 p.s. v. $1.04 p.s.)

$154 million EBITDA - 55% over Q1 2025

Highest dividend distribution in 10 years - a 36% increase from 2025

Total dividends to be paid exceed $1 billion since NYSE stock listing

22 vessel new building program on schedule, totaling 3 million dwt

Total fleet contracted revenue backlog in excess of $3.5 billion

TEN’s vessel performs breakthrough operation in the E. Mediterranean

Tanker market fundamentals remain solid

May 21, 2026 – TEN, Ltd (“TEN”) (NYSE: TEN) (or the “Company”) today reported results (unaudited) for the quarter ended March 31, 2026.

Q1 2026 SUMMARY RESULTS

During the first quarter of 2026, TEN generated gross revenues of $253.0 million and operating income of $110.0 million, compared to $197.1 million and $60.6 million during the 2025 first quarter, respectively, which included a gain of $3.5 million from vessel sales.

Net income for the first quarter of 2026 was $89.0 million equating to $2.72 in earnings per share, compared to $37.7 million and $1.04, respectively, in the first quarter of 2025, a 160% increase.

Adjusted EBITDA for the first quarter of 2026 reached $154.0 million up from $99.3 million in the 2025 first quarter representing a 55% increase.

Average fleet utilization in the first quarter of 2026 increased to 98.3% from 97.2% in the corresponding period of 2025.

Time charter equivalent earnings (TCE), reflecting the strength of the tanker markets and the new rates secured through contract renewals, reached $40,960 per vessel per day.

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Vessel operating expenses for the first quarter of 2026 totaled $53.3 million, just $3.7 million higher from the 2025 first quarter, primarily reflecting the slight increase in vessel size over the two quarter periods. Supported by the continued efforts of our technical managers and the modernity of our fleet, daily operating expenses per vessel remained competitive at $9,952, notwithstanding the larger vessel mix compared to the first quarter of 2025.

Voyage expenses declined by $6.2 million from the 2025 first quarter to $29.8 million, representing a 17% decrease.

Depreciation and amortization combined in the first quarter of 2026 were at $44.1 million, reflecting the continued modernization and expansion, consistent with the Company’s ongoing strategy to maintain a versatile and up-to-date fleet to meet its clients’ long-term needs.

During the first quarter of 2026, associated interest costs, due to the lower interest rate environment and refinancings at lower spreads, were $20.7 million, $3.2 million less from the 2025 first quarter.

Interest income during the first quarter of 2026 amounted to $2.2 million, almost identical to 2025 first quarter levels.

As of March 31, 2026, the Company’s cash reserves remained solid at about $321.4 million.

SUBSEQUENT EVENTS

On April 7, 2026, TEN agreed to repurchase two of its 2007-built suezmax tankers, currently operating under five-year leases at prices below current fair market value.

On April 23, 2026, TEN announced the employment extension of up to five years for two 2013-built DP2 Shuttle tankers, in direct continuation of their existing charters. The new charters are at an increased rate and are set to commence upon expiration of the vessels current employment, in the second half of 2028. They are expected to generate more than $200 million in gross revenues.

On April 28, 2026, TEN’s vessel “Asahi Princess” completed a breakthrough and challenging operation, loading a full aframax cargo by road trucks, establishing a new energy route in the Mediterranean.

On May 20, 2026, the Company completed the sale of a 10-year-old VLCC to third party interests. From the sale, TEN generated about $83 million in free cash after repayment of existing debt.

CORPORATE AFFAIRS – COMMON STOCK DIVIDEND

In July 2026, TEN will distribute its second semi-annual dividend of $1.00 per share to common shareholders, with payment and record dates to be announced in due course, bringing aggregate common dividends in calendar year 2026 to $1.50 per share, compared to $1.10 per share in calendar 2025, marking a 36% increase - the highest dividend in more than 10 years. TEN will have distributed over $1billion in cumulative common and preferred share dividends, since its New York listing in 2002.

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CORPORATE STRATEGY

TEN is maintaining its steady course in the most turbulent geopolitical environment in recent memory. The year started with the developments in Venezuela and escalated with the Strait of Hormuz closure and turmoil in the Middle East.

However, the first quarter results are mainly based on strong market fundamentals, increased energy demand and balanced tonnage supply. Since March, geopolitical events have significantly added to the market’s strength.

With approximately 5.5% of the global tanker fleet still stranded in the Persian Gulf, effectively tightening global vessel availability further, Asian and Indian refiners, the ones mostly impacted by the standoff and the US naval blockade, have increasingly commenced sourcing barrels from alternative exporters primarily in the Atlantic basin adding ton-miles, to an already stretched, international seaborne oil trade.

On top of this new paradigm, more compliant tankers are expected to be deployed on previously sanctioned voyages particularly from Venezuela and to some extent Russia, commonly performed by vessels operating in the “dark fleet”, thereby further deducting compliant vessel capacity from the market, providing as a result additional support to rates and asset prices.

Against this backdrop, TEN remains committed to meeting the long-term needs of its clients and will continue to place vessels on long-term contracts at currently attractive rates, a trait that has characterized TEN over the years. On the other hand, a sizeable portion of the fleet will remain active in short-term trades and profit-sharing contracts positioning TEN to take advantage of the very strong market currently in evidence in the spot market.

“TEN’s diversified fleet is and will continue to further benefit from the unprecedented market dislocation. With 26 environmentally friendly new vessels, of which four are already delivered, TEN is combining size, quality, stability and growth going forward in order to increasingly reward its’ shareholders,” stated Mr. George Saroglou, President of TEN. “Over the years, TEN has consistently demonstrated that it can deliver solid results and reward shareholders. Our contracted revenue backlog of $3.6 billion, the quality of our counterparties and the healthy cash reserves on the balance sheet, should allow us to follow this model going forward,” Mr. Saroglou concluded.

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TEN’s CURRENT NEWBUILDING PROGRAM

#	Name	Type	Delivery (exp)	Status	Employment

CONVENTIONAL TANKERS
1	Dr Irene Tsakos	Suezmax – Scrubber Fitted	Q2 2025	DELIVERED	Yes
2	Silia T	Suezmax – Scrubber Fitted	Q4 2025	DELIVERED	Yes
3	Delos T	MR – Scrubber Fitted	Q1 2026	DELIVERED	Yes
4	Dion	MR – Scrubber Fitted	Q1 2026	DELIVERED	Yes
5	TBN	Panamax LR1 – Scrubber Fitted	Q2 2027	Under Construction	TBA
6	TBN	Panamax LR1 – Scrubber Fitted	Q3 2027	Under Construction	TBA
7	TBN	Panamax LR1 – Scrubber Fitted	Q4 2027	Under Construction	TBA
8	TBN	VLCC –Scrubber Fitted	Q4 2027	Under Construction	TBA
9	TBN	VLCC – Scrubber Fitted	Q1 2028	Under Construction	TBA
10	TBN	VLCC – Scrubber Fitted	Q2 2028	Under Construction	TBA
11	TBN	Panamax LR1 – Scrubber Fitted	Q3 2028	Under Construction	TBA
12	TBN	Panamax LR1 – Scrubber Fitted	Q3 2028	Under Construction	TBA

SHUTTLE TANKERS

13	Athens 04	DP2 Shuttle Tanker	Q2 2025	DELIVERED	Yes
14	Paris 24	DP2 Shuttle Tanker	Q3 2025	DELIVERED	Yes
15	Anfield	DP2 Shuttle Tanker	Q3 2026	Under Construction	Yes
16	Ipanemas DP	DP2 Shuttle Tanker	Q3 2027	Under Construction	Yes
17	Copa DP	DP2 Shuttle Tanker	Q4 2027	Under Construction	Yes
18	Selecao DP	DP2 Shuttle Tanker	Q1 2028	Under Construction	Yes
19	Maracana DP	DP2 Shuttle Tanker	Q2 2028	Under Construction	Yes
20	Leblon DP	DP2 Shuttle Tanker	Q3 2028	Under Construction	Yes
21	TBN	DP2 Shuttle Tanker	Q3 2028	Under Construction	Yes
22	TBN	DP2 Shuttle Tanker	Q4 2028	Under Construction	Yes
23	TBN	DP2 Shuttle Tanker	Q4 2028	Under Construction	Yes
24	TBN	DP2 Shuttle Tanker	Q4 2028	Under Construction	Yes

LNG CARRIERS

25	TBN	LNG Carrier	Q3 2028	Under Construction	TBA
26	TBN	LNG Carrier	Q1 2029	Optional Vessel	TBA

ABOUT TEN LTD.

Founded in 1993 and celebrating 33 years as a public company, TEN is one of the first and most established public shipping companies in the world. TEN’s diversified energy fleet currently consists of 83 vessels, including ten DP2 shuttle tankers, three VLCCs, five scrubber-fitted LR1 tankers and one LNG carrier under construction, consisting of a mix of crude tankers, product tankers and LNG carriers totaling approx. 11 million dwt.

FORWARD-LOOKING STATEMENTS

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those predicted by such forward-looking statements. TEN undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise.

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Conference Call Details:

As announced previously, today, Thursday, May 21, 2026, at 10:00 a.m. Eastern Time, TEN will host a conference call to review the results as well as management’s outlook for the business. The call, which will be hosted by TEN’s senior management, may contain information beyond what is included in the earnings press release.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 877- 405- 1226 (US Toll-Free Dial In) or +1 201-689-7823 (US and Standard International Dial In). Please quote “Tsakos” to the operator and/or conference ID 13760496. Click here for additional participant International Toll-Free access numbers.

Alternatively, participants can register for the call using the call me option for a faster connection to join the conference call. You can enter your phone number and let the system call you right away. Click here for the call me option.

Simultaneous Slides and Audio Webcast:

There will also be a live, and then archived, webcast of the conference call and accompanying slides, available through the Company’s website. To listen to the archived audio file, visit our website www.tenn.gr and click on Webcasts & Presentations under our Investor Relations page. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

For further information, please contact:

Tsakos Energy Navigation Ltd.

George Saroglou

President & COO

+30210 94 07 710

gsaroglou@tenn.gr

Investor Relations / Media

Capital Link, Inc.

Nicolas Bornozis/ Markella Kara

+212 661 7566

ten@capitallink.com

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TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

Selected Consolidated Financial and Other Data

(In Thousands of U.S. Dollars, except share, per share and fleet data)

	Three months ended March 31 (unaudited)
STATEMENT OF OPERATIONS DATA	2026	2025
Voyage revenues	$252,963	$197,051

Voyage expenses	29,847	36,063
Charter hire expense	3,386	3,282
Vessel operating expenses	53,264	49,606
Depreciation and amortization	44,147	41,131
General and administrative expenses	12,443	9,906
Gain on sale of vessels	—	(3,553)

Total expenses	143,087	136,435

Operating income	109,876	60,616

Interest and finance costs, net	(20,788)	(24,002)
Interest income	2,201	2,307
Other, net	(21)	(19)

Total other expenses, net	(18,608)	(21,714)

Net income	91,268	38,902
Less: Net income attributable to the noncontrolling interest	(2,425)	(1,191)

Net income attributable to Tsakos Energy Navigation Limited	$88,843	$37,711

Effect of preferred dividends	(6,750)	(6,750)
Undistributed and distributed income allocated to non-vested restricted common stock	(422)	(201)

Net income attributable to common stockholders of Tsakos Energy Navigation Limited	$81,671	$30,760

Earnings per share, basic and diluted attributable to Tsakos Energy Navigation Limited common stockholders	$2.72	$1.04

Weighted average number of shares, basic and diluted	29,971,603	29,661,103

BALANCE SHEET DATA	March 31	December 31
	2026	2025
Cash	321,416	298,129
Other assets	331,398	197,009
Vessels, net	3,145,164	3,156,075
Advances for vessels under construction	442,740	301,868

Total assets	$4,240,718	$3,953,081

Debt and other financial liabilities, net of deferred finance costs	2,136,109	1,920,975
Other liabilities	156,744	169,101
Stockholders’ equity	1,947,865	1,863,005

Total liabilities and stockholders’ equity	$4,240,718	$3,953,081

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		Three months ended March 31
OTHER FINANCIAL DATA		2026	2025
Net cash provided by operating activities		$97,181	$52,150
Net cash used in investing activities		$(252,075)	$(2,645)
Net cash provided by (used in) financing activities		$178,181	$(48,239)
TCE per ship per day		$40,960	$30,741
Operating expenses per ship per day		$9,952	$9,502
Vessel overhead costs per ship per day		$2,180	$1,777

		12,132	11,279
FLEET DATA
Average number of vessels during period		63.4	61.9
Number of vessels at end of period		64.0	61.0
Average age of fleet at end of period	Years	10.3	10.4
Dwt at end of period (in thousands)		8,003	7,454
Time charter employment - fixed rate	Days	3,808	2,782
Time charter and pool employment - variable rate	Days	1,288	1,657
Period employment coa at market rates	Days	0	0
Spot voyage employment at market rates	Days	513	979

Total operating days		5,609	5,418
Total available days		5,707	5,575
Utilization		98.3%	97.2%

Non-GAAP Measures

Reconciliation of Net income to Adjusted EBITDA

	Three months ended March 31
	2026	2025
Net income attributable to Tsakos Energy Navigation Limited	$88,843	$37,711
Depreciation and amortization	44,147	41,131
Interest Expense	20,788	24,002
Gain on sale of vessels	—	(3,553)

Adjusted EBITDA	$153,778	$99,291

The Company reports its financial results in accordance with U.S. generally accepted accounting principles (GAAP). However, management believes that certain non-GAAP measures used within the financial community may provide users of this financial information additional meaningful comparisons between current results and results in prior operating periods as well as comparisons between the performance of Shipping Companies. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company’s performance. We are using the following Non-GAAP measures:

(i) TCE which represents voyage revenue less voyage expenses, is divided by the number of operating days less 74 days lost for the first quarter of 2026 as a result of calculating revenue on a loading to discharge basis, compared to 64 days lost for the first quarter of 2025.

(ii) Vessel overhead costs are General & Administrative expenses, which also include Management fees, Stock compensation expense and Management incentive award.

(iii) Operating expenses per ship per day which exclude Management fees, General & Administrative expenses, Stock compensation expense and Management incentive award.

(iv) Adjusted EBITDA. See above for reconciliation to net income.

Non-GAAP financial measures should be viewed in addition to and not as an alternative for, the Company’s reported results prepared in accordance with GAAP.

The Company does not incur corporation tax.

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